Exhibit 99.2
At a glance — Indian GAAP (Non-consolidated financials)

in Rs. crore, except per share data
	Quarter ended		Half year ended		Year ended
	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004	March 31, 2005

For the period
Income	2,170	1,690	4,137	3,161	6,860
Operating profit (PBIDTA)	705	560	1,352	1,051	2,325
Operating profit /total revenue (%)	32.49%	33.13%	32.68%	33.24%	33.90%
Profit after tax (PAT) and before exceptional item	592	455	1,116	849	1,859
PAT and before exceptional items / total revenue (%)	27.28%	26.92%	26.98%	26.85%	27.10%
Profit after tax (PAT) and exceptional item	592	455	1,116	849	1,904
PAT and exceptional item / total revenue (%)	27.28%	26.92%	26.98%	26.85%	27.76%
Earnings per share (par value of Rs. 5 each, fully paid)
Basic	21.75	16.99	41.08	31.76	69.26
Diluted	21.13	16.61	39.92	31.14	67.46
Capital expenditure	291	167	539	312	794
Dividend per share			6.50	5.00	11.50
Dividend amount			177	134	310

At the end of the period
Total assets			6,405	4,071	5,242
Fixed assets — net			1,869	1,177	1 ,495
Cash and cash equivalents (including liquid mutual funds)			3,704	2,380	2,851
Net current assets			2,058	1,794	2,384
Debt			—	—	—
Net worth			6,405	4,07 1	5,242
Equity			136	134	135
Market capitalization			68,582	45,416	61,073

Note:

The figures above are based on unconsolidated Indian GAAP financial statements.

Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year-end.

Ratio analysis as per Indian GAAP (Non-consolidated)

	Quarter ended		Half Year ended
	September 30,		September 30,		Year ended
	2005	2004	2005	2004	March 31, 2005

Ratios — Financial performance
Software development expenses / total revenue (%)	53.79	53.86	53.94	53.84	53.28
Gross profit / total revenue (%)	46.21	46.14	46.06	46.16	46.72
Selling and marketing expenses / total revenue (%)	5.76	6.10	5.89	6.03	5.72
General and administration expenses / total revenue (%)	7.97	6.91	7.49	6.90	7.11
SG&A expenses / total revenue (%)	13.73	13.01	13.38	12.93	12.83
Aggregate employee costs / total revenue (%)	46.28	46.14	46.36	46.53	46.39
Operating profit / total revenue (%)	32.48	33.13	32.68	33.24	33.90
Depreciation and amortization / total revenue (%)	4.15	3.35	3.98	3.35	3.91
Operating profit after depreciation and Interest / total revenue (%)	28.33	29.78	28.70	29.89	29.99
Other income / total revenue (%)	2.07	1.79	1.82	1.53	1.86
Profit before tax and exceptional items / total revenue (%)	30.35	31.57	30.49	31.41	31.85
Tax / total revenue (%)	3.09	4.65	3.53	4.54	4.74
Tax / PBT (%)	10.17	14.72	11.57	14.45	14.89
PAT before exceptional items / total revenue (%)	27.28	26.92	26.98	26.85	27.10
PAT after exceptional items / total revenue (%)	27.28	26.92	26.98	26.85	27.76

Ratios — Return
PAT before exceptional items / average net worth (%) (LTM)	40.57	40.89	40.57	40.89	43.77
ROCE ( PBlT/Average capital employed) (%) (LTM)	46.83	47.87	46.83	47.87	51.43
Return on average invested capital (%)(LTM)*	93.71	101.58	93.71	101.58	123.56
Capital output ratio (LTM)	1.50	1.54	1.50	1.54	1.61
Invested capital output ratio (LTM)*	3.57	3.95	3.57	3.95	4.77

Ratios — Balance sheet
Debt-equity ratio	—	—	—	—	—
Day’s sales outstanding ( Days) (LTM)	58	57	58	57	67
Current ratio	3.01	2.93	3.01	2.93	2.77
Cash and cash equivalents / total assets (%)*	57.83	58.45	57.83	58.45	54.38
Cash and cash equivalents / total revenue (%) (LTM)*	47.27	41.72	47.27	41.72	41.56
Capital expenditure / total revenue (%) (LTM)	6.14	10.78	6.14	10.78	11.57
Depreciation and amortization / average gross block (%) (LTM)	14.71	14.28	14.71	14.28	14.29
Technology investment / total revenue (%) (LTM)	4.84	3.51	4.84	3.51	4.11

Ratios — Growth (%)
Overseas revenue	29	49	30	43	43
Total revenue	28	49	31	43	44
Operating profit	26	48	29	45	47
Net Profit ( before exceptional items)	30	52	31	47	50
Basic EPS ( before exceptional items)	28	50	29	46	48

Data — Per-share ( period end)
Basic EPS (before exceptional items) (Rs.)	21.75	16.99	41.08	31.76	69.26
Basic EPS (after exceptional items) (Rs.)	21.75	17.01	41.08	31.76	70.95
Basic cash EPS ( before exceptional items) (Rs.)	25.05	19.12	47.15	35.72	79.26
Basic cash EPS (after exceptional items) (Rs.)	25.05	19.12	47.15	35.72	80.94
Book value (Rs.)	234.91	152.26	234.91	152.26	193.73
Price / earning ( LTM) **	32.14	29.94	32.14	29.94	32.59
Price / cash earnings ( LTM) **	27.85	25.99	27.85	25.99	28.48
Price / book value **	10.71	11.14	10.71	11.14	11.65
PE / EPS growth**	1.16	0.60	1.10	2.03	0.68
Dividend per share (Rs.)	6.50	5.00	6.50	5.00	11.50

*	Investments in Liquid funds have been considered as Cash & Cash equivalents for the purpose of above ratio analysis

**	Before exceptional items

LTM : Last Twelve Months

At a glance — US GAAP

(Dollars in millions except per share data)
	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2004	2005	2004	2005	2005

For the period
Revenues	$379	$524	$713	$1,000	$1,592
Operating income	$109	$146	$205	$279	$456
Operating income/revenues (%)	28.8%	27.9%	28.8%	27.9%	28.6%
Net income	$97	$138	$180	$260	$419
Net income/ revenues (%)	25.6%	26.3%	25.2%	26.0%	26.3%
Basic earnings per equity share ($)	$0.36	$0.51	$0.68	$0.96	$1.57
Cash dividend per equity share ($)	—	—	$0.63	$0.15	$0.75
Capital expenditure	$38	$69	$72	$127	$186

At the end of the period
Total assets			$1, 108	$1,734	$1,454
Property, plant and equipment- net			$263	$435	$352
Cash and cash equivalents			$335	$334	$410
Investment in liquid mutual fund units			$210	$531	$278
Working capital			$646	$1,061	$885
Stockholders’ equity			$921	$1,528	$1,253
Common stock			$31	$31	$31
Market capitalization			$9,892	$15,608	$14,001

Note :

(1)	Market capitalization is calculated by considering the share price at National Stock Exchange of India Limited on the shares outstanding at the period / year end.

Shareholder information

1. Registered office	Electronics City, Hosur Road, Bangalore 560 100, India Tel: +91-80-2852-0261, Fax:+91-80-2852-0362 Homepage: www.infosys.com

2. Listing on stock exchanges	In India : The Bombay Stock Exchange Limited (BSE), and National Stock Exchange of India Ltd. (NSE) Outside India: NASDAQ National Market in the US.

3. Par value of equity shares	Rs. 5/- each fully paid-up

4. Registrar and share transfer agent	Share transfers in physical form and other communication regarding share certificate, dividends, change of address etc. may be addressed to :

Karvy Computershare Private Limited,
Registrars and Share Transfer Agents;
T.K.N. Complex, No. 51/2, Vanivilas Road;
Opposite National College, Basavanagudi;
Bangalore 560 004, India.
Tel. : +91-80-2662-1184, Fax : +91-80-2662-1169
E-Mail: kannans@karvy.com.
5.	Stock market data relating to shares listed in India
a.	The company’s market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex and S&P CNX NIFT Index.

b.	Monthly high and low quotations as well as the volume of shares traded at BSE and NSE for the quarter ended September 30, 2005 are :

	BSE			NSE			Tolal
	High	Low	Volume	High	Low	Volume	Volume
	Rs.	Rs.	Nos	Rs.	Rs.	Nos	Nos
July, 2005	2,409	2,122	53,11,807	2,394	2,135	2,11,11,872	2,64,23,679
August	2,389	2,232	34,62,475	2,376	2,250	1,64,43,923	1,99,06,398
September	2,545	2,350	34,06,870	2,526	2,354	1,52,63,794	1,86,70,664
For the period	2,545	2,122	1,21,81,152	2,526	2,135	5,28,19,589	6,50,00,741
Volume traded to average shares outstanding (%)*
Quarter ended September 30, 2005			5.19%			22.51%	27.70%
Quarter ended September 30, 2004			12.17%			35.13%	47.30%
The number of shares outstanding is 23,46,38,762. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.
6.	Share transfer system

Shares sent for physical transfer are effected after giving a notice of 15 days to the seller for sale confirmation. The share transfer committee to the company meets as often as required.

The total number of shares transferred in physical form during the quarter ended September 30, 2005 was 4,810 (quarter ended September 30, 2004 -1,000).
7.	Investor services — Complaints Received

	Quarter ended
Nature of complaints	September 30, 2005		September 30, 2004
	Received	Attendee to	Received	Attended to
Dividend/Bonus Related	63	63	53	53
The company has attended to most of the investors’ grievances/correspondences within a period of 10 days from the date of receipt of the same, during the quarter ended September 30, 2005 except in cases that are constrained by disputes or legal impediments.
8.	Legal Proceedings

There are some pending cases relating to disputes over title to shares, in which the company has been made a party. However, these cases are not material in nature.

9. Categories of shareholders as on September 30, 2005

Category	No. of shareholders	Voting strength (%)	No. of shares held

PROMOTER HOLDING
Indian promoters	19	19.70	5,37,40,717

NON PROMOTER HOLDING
Institutional investors
Mutual funds	164	2.18	59,46,227
Banks, financial institutions and insurance companies	40	2.55	69,68,557
Foreign institutional investors	468	40.00	10,90,51,414
Others
Private corporate bodies	2,571	1.18	32,09,826
Indian public	1,60,894	15.08	4,11,04,123
Non resident Indians/ overseas corporate bodies	2,248	4.55	1,23,84,361
Trusts	37	0.82	22,33,537
Equity shares underlying American Depository Shares	1	13.94	3,80,20,750
Total of non promoter holding	1,66,423	80.30	21,89,18,795

Total	1,66,442	100.00	27,26,59,512

*	Held by beneficial owners outside India.
10. Financial calendar (tentative and subject to change)

Financial results
Quarter and nine months ending December 31, 2005	Jan 11, 2006
Quarter and Year ending March 31, 2006	Apr 14, 2006
Annual General Meeting for year ending March 31, 2006	Jun 2006
11. Investors’ correspondence

For investor matters in India:	For investor matters in US:	For queries relating to financial statements:

Mr. V. Balakrishnan,	Mr. Sandeep Mahindroo,	Mr. T. V. Mohandas Pai,
Company Secretary and Senior Vice President – Finance;	Senior Officer-Finance;	Director (F&A) and CFO;
Investors’ Service Cell;	Infosys Technologies Limited,	Infosys Technologies Limited,
Infosys Technologies Limited,	Electronics City, Hosur Road	Electronics City, Hosur Road,
Electronics City, Hosur Road,	Bangalore – 560 100, India	Bangalore 561 100, India.
Bangalore 561 100, India.	Tel.: +91-80-2852-0261,	Tel.: +91-80-2852-0396,
Tel.: +91-80-2852-0440	Fax: +91-80-2852 0754	Fax: +91-80-2852-0362
Fax: +91-80-2852-0754	E-mail: sandeep_mahindroo@infosys.com	E-mail: mdpai@infosys.com.
E-mail: balakv@infosys.com
Stock exchange codes

Reuters Code	Telerate/Moneyline code	Bloomberg code
INFY.BO (BSE)	IN;INF (BSE)	INFO IN (BSE)
INFY.NS (NSE)	IN;INFN (NSE)	NINFO IN (NSE)
INFY.O (NASDAQ)	US;INFY (NASDAQ)
13. Stock market data relating to American Depositary Shares (ADSs)
a.	ADS listed at : NASDAQ National Market in the US

b.	Ratio of ADS to equity shares: One ADS for one equity share

c.	ADS symbol : INFY

d.	The American Depositary Shares issued under the ADS program of the company were listed on the NASDAQ National Market in the US on March 11, 1999. The monthly high and low quotations as well as the volume of ADSs traded at the NASDAQ National Market for the quarter ended September 30, 2005 are:

	High*		Low*		Volume
	$	Rs.	$	Rs.
July 2005	77.91	3,381	69.38	3,011	2,14,51,184
August	74.52	3,279	67.70	2,979	1,28,74,545
September	74.28	3,263	70.57	3,100	1,35,25,325
For the period	77.91	3,381	67.70	2,979	4,78,51,054

Note: 1 ADS = 1 equity share. US$ has been converted into Indian rupees at the monthly closing rates. The number of ADSs outstanding as on September 30 ,2005 was 3,80,20,750. The percentage of volume traded to the total float was 125.85%.
14. ECS mandate
The company has received complaints regarding non-receipt of dividend warrants. All shareholders are requested to update their bank account details with their respective depositories. This would enable the company to service its investors better.
15. Change of address
The company has received complaints regarding non-receipt of dividend warrants and other corporate communications. All shareholders are requested to update their current address with their respective depositories immediately. This would enable the company to service its investors better.

Infosys Technologies Limited

United States

Atlanta
400 Galleria Parkway
Suite 1490
Atlanta, GA 30339
Tel. : 1 770 980 7955
Fax : 1 770 980 7956

Bellevue
205 108th Avenue NE
Suite 550
Bellevue, WA 98004
Tel. : 1 425 452 5300
Fax : 1 425 452 8440

Berkeley Heights
Two Connell Drive
Suite 4100
Berkeley Heights
New Jersey 07922
Tel. : 1 908 286 3100
Fax : 1 908 286 3125

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel. : 1 704 264 1535
Fax : 1 704 264 1600

Detroit
Suite 2850, 3000 Town Center
Southfield, MI 48075
Tel. : 1 248 208 3317
Fax : 1 248 208 3315

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250
Lisle, IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Phoenix
10851 N Black Canyon Fwy
Suite 830
Phoenix, AZ 85029
Tel. : 1 602 944 4855
Fax : 1 602 944 4879

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Canada
5140 Yonge Street
Suite 1400
Toronto, Ontario M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

Czech Republic
Zitna Street 1578/52
120 00 Prague 2
Czech Republic
Tel. : 420 222 874 100
Fax : 420 222 874 110

France
12 Avenue de I’Arche
Faubourg de l’Arche
92419 Courbevoie Cedex
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Germany

FrankFurt
TOPAS 1
Mergenthalerallee 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D-70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
SAP Partner Port Office
Altrottstr. 31
69190 Walldorf
Tel. : 49 6227 73 4350 / 51
Fax : 49 6227 73 4359

Hong Kong
16F Cheung Kong Centre
2 Queen’s Road Central
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Italy
Via Torino 2
20123 Milano, Italy
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Sweden
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland

Zurich
1st Floor, Badenerstrasse 530
8048, Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150	Geneva
1st Floor, Block G
ICC, Route de Pré-Bois 20
GENEVA — 1215
SWITZERLAND
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

The Netherlands
Newtonlaan 115
3584 BH Utrecht
Tel. : 31 30 210 6462
Fax : 31 30 210 6860

United Arab Emirates
Y-45, P.O. Box 8230
Sharjah Airport International
Free Zone (SAIF Zone)
Sharjah
Tel. : 971 6 5571 068
Fax : 971 6 5571 056

United Kingdom
Infosys Technologies Limited
14th Floor, 10 Upper Bank Street
Canary Wharf, London E14 5NP
Tel. : 44 207 715 3300
Fax : 44 207 715 3301

3rd Floor, 288 Bishops Gate
London, EC2M 4QP
Tel. : 44 207 959 3029
Fax : 44 207 959 3089

Room 303
Exchange House
494 Midsummer Boulevard
Central Milton Keynes
MK9 2EA
Tel. : 44 01908 255500
Fax : 44 01908 255700

India
Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K-310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591 / 92
Fax : 91 80 2553 0391

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax. : 91 674 232 0100

Chennai
No.138, Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530 / 40
Fax : 91 44 2450 0390

Mahindra Industrial Park
Special Economic Zone
Mahindra City, Paranur Village,
Chengalpet Dist.
Chennai — 603002
Tel. : 91 44 474 11111
       : 91 44 474 10000
Fax : 91 41 14 5 15151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally, Rangareddy (Dist)
Hyderabad 500 019
Tel. : 91 40 2300 5222
Fax : 91 40 2300 5223	Mangalore
Kuloor Ferry Road, Kottara
( Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

Mohali
B 100, Industrial Area
Phase VIII, SAS Nagar
Mohali 160 059
Tel. : 91 172 509 0510
         91 172 223 7191
Fax : 91 172 223 7193

Mumbai
85, ‘C’, Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics City
Hootagalli, Mysore 571 186
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24,
Rajiv Gandhi Infotech Park
Phase-II, Village Man
Taluka Mulshi
Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani, Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

Subsidiaries

Infosys Consulting, Inc.
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 972 770 0450
Fax : 1 972 770 0490
Infosys Technologies
(Australia) Pty. Limited
Melbourne
Level 2 & 3, 484, St. Kilda Road
Melbourne VIC 3004
el. : 61 3 9860 2000
Fax : 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel. : 61 3 8664 6100
Fax : 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies
(Shanghai) Co. Ltd.
Bldg No. 24 & 25
Shanghai Pudong Software Park
No. 498, Guoshoujing Road
Pudong New Area
Shanghai 201203
People’s Republic of China
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Beijing Branch
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road North
Chaoyang District
Beijing 100027
Tel. : 86 10 6539 1095 / 1063
Fax : 86 10 6539 1060

Progeon Limited
Plot No. 26 / 3, 26 / 4 and 26 / 6
Electronics City, Hosur Road
Bangalore 560 100
el. : 91 80 2852 2405
Fax : 91 80 2852 2411

27, SJR Towers
Bannerghatta Road
J. P. Nagar III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

Pune
Plot No. 1, Building No. 4 Pune
Infotech Park,
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
         91 20 3912 0022
Fax : 91 20 2293 4540

Progeon SRO
4th Floor, 26, 28 & 30
Masarykova Street
Brno 60200
Czech Republic
Tel. : 420 731 146 275
Fax : 420 543 236 349

Reston
12021 Sunset Hills Road
Suite 340
Reston, VA 20190
Tel.: 1 703 481 3880
Fax: 1 703 481 3889

Belgium
Airport Boulevard Office Park
Bessenveldstraat 25
1831-Diegem, Belgium
Tel. : 32 2 716 4888
Fax : 32 2 716 4880
Bankers ICICI Bank Ltd. Bank of America Company Secretary V. Balakrishnan Auditors BSR & Co. Chartered Accountants Independent Auditors (U.S. GAAP) KPMG	Visit Infosys at www.infosys.com Call us at within the U.S. 1 800 ITL INFO outside the U.S. 91 80 2852 0261
© 2005 Infosys Technologies Limited, Bangalore, India. Infosys acknowledges the proprietary rights in the trademarks and product names of other companies mentioned in the document.